Selected Railroad Statistics - unaudited

	Three months ended December 31		Year ended December 31
	2015	2014	2015	2014

Financial measures

Key financial performance indicators (1)
Total revenues ($ millions)	3,166	3,207	12,611	12,134
Rail freight revenues ($ millions)	2,987	3,015	11,905	11,455
Operating income ($ millions)	1,354	1,260	5,266	4,624
Net income ($ millions)	941	844	3,538	3,167
Diluted earnings per share ($)	1.18	1.03	4.39	3.85
Adjusted diluted earnings per share ($) (2)	1.18	1.03	4.44	3.76
Free cash flow ($ millions) (2)	632	175	2,373	2,220
Gross property additions ($ millions)	642	947	2,706	2,297
Share repurchases ($ millions)	500	410	1,750	1,505
Dividends per share ($)	0.3125	0.2500	1.2500	1.0000

Financial position (1)
Total assets ($ millions) (3)	36,402	31,687	36,402	31,687
Total liabilities ($ millions) (3)	21,452	18,217	21,452	18,217
Shareholders' equity ($ millions)	14,950	13,470	14,950	13,470

Financial ratio
Operating ratio (%)	57.2	60.7	58.2	61.9

Operational measures (4)

Statistical operating data
Gross ton miles (GTMs) (millions)	110,245	115,698	442,084	448,765
Revenue ton miles (RTMs) (millions)	56,534	59,777	224,710	232,138
Carloads (thousands)	1,325	1,448	5,485	5,625
Route miles (includes Canada and the U.S.)	19,600	19,600	19,600	19,600
Employees (end of period)	23,172	25,530	23,172	25,530
Employees (average for the period)	23,583	25,304	24,575	24,635

Key operating measures
Rail freight revenue per RTM (cents)	5.28	5.04	5.30	4.93
Rail freight revenue per carload ($)	2,254	2,082	2,170	2,036
GTMs per average number of employees (thousands)	4,675	4,572	17,989	18,217
Operating expenses per GTM (cents)	1.64	1.68	1.66	1.67
Labor and fringe benefits expense per GTM (cents)	0.55	0.51	0.54	0.52
Diesel fuel consumed (US gallons in millions)	105.9	113.2	425.0	440.5
Average fuel price ($ per US gallon)	2.54	3.48	2.68	3.72
GTMs per US gallon of fuel consumed	1,041	1,022	1,040	1,019
Terminal dwell (hours)	14.3	16.9	15.0	16.9
Train velocity (miles per hour)	27.4	26.1	26.3	25.7

Safety indicators (5)
Injury frequency rate (per 200,000 person hours)	1.55	1.55	1.63	1.81
Accident rate (per million train miles)	1.48	2.83	2.06	2.73

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles, unless otherwise noted.
(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(3)
As a result of the retrospective adoption of new accounting standards in the fourth quarter of 2015, certain 2014 balances have been restated. See Note 2 – Accounting changes to the CN's 2015 unaudited Interim Consolidated Financial Statements for additional information.

(4)
Statistical operating data, key operating measures and safety indicators are based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(5)	Based on Federal Railroad Administration (FRA) reporting criteria.

  CN | 2015 – Fourth Quarter

Supplementary Information - unaudited

	Three months ended December 31				Year ended December 31

	2015	2014	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (2)	2015	2014	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (2)
Revenues ($ millions) (1)
Petroleum and chemicals	604	628	(4%)	(13%)	2,442	2,354	4%	(6%)
Metals and minerals	332	418	(21%)	(29%)	1,437	1,484	(3%)	(13%)
Forest products	445	398	12%	(1%)	1,728	1,523	13%	2%
Coal	144	172	(16%)	(24%)	612	740	(17%)	(25%)
Grain and fertilizers	568	560	1%	(6%)	2,071	1,986	4%	(3%)
Intermodal	715	680	5%	(1%)	2,896	2,748	5%	-
Automotive	179	159	13%	(1%)	719	620	16%	4%
Total rail freight revenues	2,987	3,015	(1%)	(10%)	11,905	11,455	4%	(4%)
Other revenues	179	192	(7%)	(17%)	706	679	4%	(6%)
Total revenues	3,166	3,207	(1%)	(10%)	12,611	12,134	4%	(5%)
Revenue ton miles (RTMs) (millions)
Petroleum and chemicals	12,616	13,935	(9%)	(9%)	51,103	53,169	(4%)	(4%)
Metals and minerals	5,061	6,995	(28%)	(28%)	21,828	24,686	(12%)	(12%)
Forest products	7,603	7,352	3%	3%	30,097	29,070	4%	4%
Coal	3,708	4,831	(23%)	(23%)	15,956	21,147	(25%)	(25%)
Grain and fertilizers	13,875	13,824	-	-	50,001	51,326	(3%)	(3%)
Intermodal	12,837	12,004	7%	7%	52,144	49,581	5%	5%
Automotive	834	836	-	-	3,581	3,159	13%	13%
Total revenue ton miles	56,534	59,777	(5%)	(5%)	224,710	232,138	(3%)	(3%)
Rail freight revenue / RTM (cents)
Petroleum and chemicals	4.79	4.51	6%	(4%)	4.78	4.43	8%	(2%)
Metals and minerals	6.56	5.98	10%	(3%)	6.58	6.01	9%	(2%)
Forest products	5.85	5.41	8%	(4%)	5.74	5.24	10%	(2%)
Coal	3.88	3.56	9%	(1%)	3.84	3.50	10%	(1%)
Grain and fertilizers	4.09	4.05	1%	(6%)	4.14	3.87	7%	-
Intermodal	5.57	5.66	(2%)	(7%)	5.55	5.54	-	(5%)
Automotive	21.46	19.02	13%	(1%)	20.08	19.63	2%	(9%)
Total rail freight revenue per RTM	5.28	5.04	5%	(5%)	5.30	4.93	8%	(1%)
Carloads (thousands)
Petroleum and chemicals	157	166	(5%)	(5%)	640	655	(2%)	(2%)
Metals and minerals	185	294	(37%)	(37%)	886	1,063	(17%)	(17%)
Forest products	109	109	-	-	441	433	2%	2%
Coal	105	127	(17%)	(17%)	438	519	(16%)	(16%)
Grain and fertilizers	163	175	(7%)	(7%)	607	640	(5%)	(5%)
Intermodal	545	519	5%	5%	2,232	2,086	7%	7%
Automotive	61	58	5%	5%	241	229	5%	5%
Total carloads	1,325	1,448	(8%)	(8%)	5,485	5,625	(2%)	(2%)
Rail freight revenue / carload ($)
Petroleum and chemicals	3,847	3,783	2%	(8%)	3,816	3,594	6%	(3%)
Metals and minerals	1,795	1,422	26%	12%	1,622	1,396	16%	4%
Forest products	4,083	3,651	12%	(1%)	3,918	3,517	11%	-
Coal	1,371	1,354	1%	(9%)	1,397	1,426	(2%)	(11%)
Grain and fertilizers	3,485	3,200	9%	1%	3,412	3,103	10%	3%
Intermodal	1,312	1,310	-	(6%)	1,297	1,317	(2%)	(7%)
Automotive	2,934	2,741	7%	(6%)	2,983	2,707	10%	(1%)
Total rail freight revenue per carload	2,254	2,082	8%	(1%)	2,170	2,036	7%	(2%)

Statistical operating data and related key operating measures are based on estimated data available at such time and are subject to change as more complete information becomes available.
(1) Amounts expressed in Canadian dollars.
(2) See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

CN | 2015 – Fourth Quarter

Non-GAAP Measures - unaudited

All financial information included in this supplementary schedule is expressed in Canadian dollars, unless otherwise noted.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively the “Company”, and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three months and year ended December 31, 2015, the Company reported adjusted net income of $941 million, or $1.18 per diluted share and $3,580 million, or $4.44 per diluted share, respectively. The adjusted figures for the year ended December 31, 2015 exclude a deferred income tax expense of $42 million ($0.05 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate.

For the three months and year ended December 31, 2014, the Company reported adjusted net income of $844 million, or $1.03 per diluted share and $3,095 million, or $3.76 per diluted share, respectively. The adjusted figures for the year ended December 31, 2014 exclude a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures, of $80 million, or $72 million after-tax ($0.09 per diluted share).

The following table provides a reconciliation of net income and earnings per share, as reported for the three months and year ended December 31, 2015 and 2014, to the adjusted performance measures presented herein.

	Three months ended December 31		Year ended December 31
In millions, except per share data	2015	2014	2015	2014
Net income as reported	$941	$844	$3,538	$3,167
Adjustments:
Other income	-	-	-	(80)
Income tax expense	-	-	42	8
Adjusted net income	$941	$844	$3,580	$3,095
Basic earnings per share as reported	$1.19	$1.04	$4.42	$3.86
Impact of adjustments, per share	-	-	0.05	(0.09)
Adjusted basic earnings per share	$1.19	$1.04	$4.47	$3.77
Diluted earnings per share as reported	$1.18	$1.03	$4.39	$3.85
Impact of adjustments, per share	-	-	0.05	(0.09)
Adjusted diluted earnings per share	$1.18	$1.03	$4.44	$3.76

CN | 2015 – Fourth Quarter

Non-GAAP Measures - unaudited

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.33 and $1.28 per US$1.00, respectively, for the three months and year ended December 31, 2015, and $1.14 and $1.10 per US$1.00, respectively, for the three months and year ended December 31, 2014.

On a constant currency basis, the Company’s net income for the three months and year ended December 31, 2015 would have been lower by $87 million ($0.11 per diluted share) and $314 million ($0.39 per diluted share), respectively.

Free cash flow

Free cash flow is a non-GAAP measure that is reported as a supplementary indicator of the Company’s performance. Management believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

	Three months ended December 31		Year ended December 31
In millions	2015	2014	2015	2014
Net cash provided by operating activities	$1,293	$1,135	$5,140	$4,381
Net cash used in investing activities	(661)	(956)	(2,827)	(2,176)
Net cash provided before financing activities	632	179	2,313	2,205

Adjustment: Change in restricted cash and cash equivalents	-	(4)	60	15
Free cash flow	$632	$175	$2,373	$2,220

CN | 2015 – Fourth Quarter

Non-GAAP Measures - unaudited

Credit measures

Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

Adjusted debt-to-total capitalization ratio

	December 31,	2015	2014
Debt-to-total capitalization ratio (1) (2)		41.1%	38.3%
Add: Impact of present value of operating lease commitments (3)		1.4%	1.7%
Adjusted debt-to-total capitalization ratio		42.5%	40.0%

Adjusted debt-to-adjusted EBITDA multiple

In millions, unless otherwise indicated	Twelve months ended December 31,	2015	2014
Debt (2)		$10,427	$8,372
Add: Present value of operating lease commitments (3)		607	607
Adjusted debt		$11,034	$8,979

Operating income		$5,266	$4,624
Add: Depreciation and amortization		1,158	1,050
EBITDA (excluding Other income)		6,424	5,674
Add: Deemed interest on operating leases		29	28
Adjusted EBITDA		$6,453	$5,702
Adjusted debt-to-adjusted EBITDA multiple (times)		1.71	1.57

(1)	Debt-to-total capitalization is calculated as total Long-term debt plus Current portion of long-term debt, divided by the sum of total debt plus Total shareholders’ equity.
(2)
As a result of the retrospective adoption of a new accounting standard in the fourth quarter of 2015, the 2014 debt balance has been adjusted and the related financial ratios have been restated. See Note 2 – Accounting changes to the Company’s 2015 unaudited Interim Consolidated Financial Statements for additional information.

(3)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The increase in the Company’s adjusted debt-to-total capitalization ratio at December 31, 2015, as compared to 2014, was mainly due to an increased debt level, reflecting a weaker Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date and the net issuance of commercial paper. The Company’s adjusted debt-to-adjusted EBITDA multiple also increased, which was driven by the increased debt level as at December 31, 2015, partly offset by a higher operating income earned during 2015, as compared to 2014.

CN | 2015 – Fourth Quarter

Consolidated Statements of Income - unaudited

	Three months ended		Year ended
	December 31		December 31
In millions, except per share data	2015	2014	2015	2014
Revenues	$3,166	$3,207	$12,611	$12,134

Operating expenses
Labor and fringe benefits	608	592	2,406	2,319
Purchased services and material	437	442	1,729	1,598
Fuel	304	448	1,285	1,846
Depreciation and amortization	290	279	1,158	1,050
Equipment rents	103	85	373	329
Casualty and other	70	101	394	368
Total operating expenses	1,812	1,947	7,345	7,510
Operating income	1,354	1,260	5,266	4,624
Interest expense	(119)	(94)	(439)	(371)
Other income	16	13	47	107
Income before income taxes	1,251	1,179	4,874	4,360
Income tax expense	(310)	(335)	(1,336)	(1,193)
Net income	$941	$844	$3,538	$3,167

Earnings per share
Basic	$1.19	$1.04	$4.42	$3.86
Diluted	$1.18	$1.03	$4.39	$3.85

Weighted-average number of shares
Basic	792.4	813.0	800.7	819.9
Diluted	796.3	816.9	805.1	823.5

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income - unaudited

	Three months ended		Year ended
	December 31		December 31
In millions	2015	2014	2015	2014
Net income	$941	$844	$3,538	$3,167
Other comprehensive income (loss)
Net gain on foreign currency translation	73	36	249	75
Net change in pension and other postretirement benefit plans	134	(1,090)	306	(995)
Amortization of gain on treasury lock	-	-	-	(1)
Other comprehensive income (loss) before income taxes	207	(1,054)	555	(921)
Income tax recovery	9	326	105	344
Other comprehensive income (loss)	216	(728)	660	(577)
Comprehensive income	$1,157	$116	$4,198	$2,590

See accompanying notes to unaudited consolidated financial statements.

CN | 2015 – Fourth Quarter

Consolidated Balance Sheets - unaudited

	December 31	December 31
In millions	2015	2014

Assets

Current assets
Cash and cash equivalents	$153	$52
Restricted cash and cash equivalents	523	463
Accounts receivable	878	928
Material and supplies	355	335
Other	244	215
Total current assets	2,153	1,993

Properties	32,624	28,514
Pension asset	1,305	882
Intangible and other assets	320	298
Total assets	$36,402	$31,687

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other	$1,556	$1,657
Current portion of long-term debt	1,442	544
Total current liabilities	2,998	2,201

Deferred income taxes	8,105	6,834
Other liabilities and deferred credits	644	704
Pension and other postretirement benefits	720	650
Long-term debt	8,985	7,828

Shareholders’ equity
Common shares	3,705	3,718
Common shares in Share Trusts	(100)	-
Additional paid-in capital	475	439
Accumulated other comprehensive loss	(1,767)	(2,427)
Retained earnings	12,637	11,740
Total shareholders’ equity	14,950	13,470
Total liabilities and shareholders’ equity	$36,402	$31,687

See accompanying notes to unaudited financial statements.

CN | 2015 – Fourth Quarter

Consolidated Statements of Changes in Shareholders’ Equity - unaudited

	Number of			Common			Accumulated
	common shares				shares	Additional	other		Total
		Share	Common	in Share		paid-in	comprehensive	Retained	shareholders’
In millions	Outstanding	Trusts	shares	(1)	Trusts	capital	(1) loss	earnings	equity

Balance at December 31, 2013	830.6	-	$3,795		$-	$220	$(1,850)	$10,788	$12,953

Net income								3,167	3,167
Stock-based compensation	1.2		31			10			41
Modification of stock-based
compensation awards						209			209
Share repurchase programs	(22.4)		(108)					(1,397)	(1,505)
Other comprehensive loss							(577)		(577)
Dividends ($1.00 per share)								(818)	(818)

Balance at December 31, 2014	809.4	-	3,718		-	439	(2,427)	11,740	13,470

Net income								3,538	3,538
Stock-based compensation	2.5		95			36		(3)	128
Share repurchase programs	(23.3)		(108)					(1,642)	(1,750)
Share purchases by Share Trusts	(1.4)	1.4			(100)				(100)
Other comprehensive income							660		660
Dividends ($1.25 per share)								(996)	(996)
Balance at December 31, 2015	787.2	1.4	$3,705		$(100)	$475	$(1,767)	$12,637	$14,950

See accompanying notes to unaudited consolidated financial statements.
(1) The Company reclassified certain 2013 and 2014 balances from Common shares to Additional paid-in capital to conform with the 2015 presentation.

CN | 2015 – Fourth Quarter

Consolidated Statements of Cash Flows - unaudited

	Three months ended		Year ended
	December 31		December 31
In millions	2015	2014	2015	2014
Operating activities
Net income	$941	$844	$3,538	$3,167
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	290	279	1,158	1,050
Deferred income taxes	237	201	600	416
Gain on disposal of property	-	-	-	(80)
Changes in operating assets and liabilities:
Accounts receivable	93	14	188	(59)
Material and supplies	77	41	4	(51)
Accounts payable and other	(348)	(196)	(282)	-
Other current assets	45	(19)	46	5
Pensions and other, net	(42)	(29)	(112)	(67)
Net cash provided by operating activities	1,293	1,135	5,140	4,381
Investing activities
Property additions	(642)	(947)	(2,706)	(2,297)
Disposal of property	-	-	-	173
Change in restricted cash and cash equivalents	-	4	(60)	(15)
Other, net	(19)	(13)	(61)	(37)
Net cash used in investing activities	(661)	(956)	(2,827)	(2,176)
Financing activities
Issuance of debt	-	675	841	1,022
Repayment of debt	(636)	(27)	(752)	(822)
Net issuance (repayment) of commercial paper	306	(350)	451	(277)
Common shares issued for stock options exercised,
excess tax benefits, and other	56	6	75	30
Repurchase of common shares	(498)	(410)	(1,742)	(1,505)
Purchase of common shares by Share Trusts	-	-	(100)	-
Dividends paid	(246)	(202)	(996)	(818)
Net cash used in financing activities	(1,018)	(308)	(2,223)	(2,370)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	2	5	11	3
Net increase (decrease) in cash and cash equivalents	(384)	(124)	101	(162)
Cash and cash equivalents, beginning of period	537	176	52	214
Cash and cash equivalents, end of period	$153	$52	$153	$52
Supplemental cash flow information
Net cash receipts from customers and other	$3,192	$3,084	$12,714	$12,029
Net cash payments for:
Employee services, suppliers and other expenses	(1,582)	(1,576)	(6,232)	(6,333)
Interest	(133)	(112)	(432)	(409)
Personal injury and other claims	(15)	(19)	(59)	(57)
Pensions	(25)	(21)	(126)	(127)
Income taxes	(144)	(221)	(725)	(722)
Net cash provided by operating activities	$1,293	$1,135	$5,140	$4,381

See accompanying notes to unaudited consolidated financial statements.

CN | 2015 – Fourth Quarter

Notes to Unaudited Consolidated Financial Statements

1 – Basis of presentation

The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by U.S. GAAP for complete financial statements. In management’s opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included.

These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing Canadian National Railway Company’s (the “Company”) 2014  Annual Consolidated Financial Statements, except as disclosed in Note 2 - Accounting changes, and should be read in conjunction with such statements and Notes thereto.

2 – Accounting changes

The following recent Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) were adopted by the Company during the current period.

Standard	Description	Impact
ASU 2015-17 Income Taxes, Balance Sheet Classification of Deferred Taxes
Simplifies the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a statement of financial position, thus eliminating the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts.

The Company adopted this standard during the fourth quarter of 2015 on a retrospective basis. The current deferred income tax asset was reclassified as noncurrent and netted against the related noncurrent deferred income tax liability in the amount $58 million and $68 million as at December 31, 2015 and 2014, respectively.

ASU 2015-03 Interest – Imputation of Interest	Simplifies the presentation of debt issuance costs by requiring that such costs be presented in the balance sheet as a deduction from the carrying amount of debt.
The Company adopted this standard during the fourth quarter of 2015 on a retrospective basis. Debt issuance costs have been reclassified from assets to Long-term debt in the amount of $42 million and $37 million as at December 31, 2015 and 2014, respectively.

CN | 2015 – Fourth Quarter